Mail Stop 4561

June 22, 2009

Mark R. Goldston
Chief Executive Officer
United Online, Inc.
21301 Burbank Boulevard
Woodland Hills, CA 91367

      Re: **United Online, Inc.**
                 Form 10-K for the Fiscal Year Ended December 31, 2008
                 Form 10-Q for the Fiscal Quarter Ended March 31, 2009
                 File No. 000-33367

Dear Mr. Goldston:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 55

1.   We note your presentation and discussion of the results of operations for FTD for 2008 "Combined" versus 2007 "Pre-Acquisition." Please explain your basis for providing this presentation and tell us whether the 2007 and 2008 information was

prepared in accordance with Article 11 of Regulation S-X. Please note that a supplemental discussion in MD&A based on "pro forma" financial information should be prepared in accordance with Article 11 of Regulation S-X. In this regard, all pro forma adjustments required by Article 11 should be reflected in the presentation as opposed to merely combining information for the pre-and post-transaction periods. Also, tell us how you considered the presentation requirements contained in Article 11. In this regard, we note that you have not provided a reconciliation of actual to pro forma amounts, have not disclosed the nature of the adjustments made and you have not disclosed why this information is useful. Similar concerns apply to your disclosures in your Form 10-Q for the fiscal quarter ended March 31, 2009.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations, page F-5

2.   It would appear from your disclosures on page 56 that product revenue accounted for approximately 20% of total revenue. We further note your disclosure on page F-16 regarding your revenue policy for "products revenue". Tell us how you considered the guidance in Rule 5-03(b)(1) and (2) of Regulation S-X when presenting one line item for "Revenue" and "Cost of revenue" in your consolidated statements of operations.

Notes to Consolidated Financial Statements

Note 16. Quarterly Financial Data (Unaudited), page F-55

3.   Please tell us how you considered the disclosure requirements in Item 302(a)(1) of Regulation S-K, which requires you to present gross profit within selected quarterly financial data. Alternatively, tell us how you considered presenting cost of revenues as allowed by Question 3 of SAB Topic 6.G.

Part III, page 80

General

4.   Each Item in Part III of your Form 10-K states that you are incorporating by reference from your definitive proxy statement the required disclosure, but you have not clearly identified, by caption or otherwise, the material incorporated by reference as required by Securities Exchange Act Rule 12b-23(b). In future filings, please ensure that your Part III disclosure identifies by title the section of your definitive proxy statement from which you are incorporating by reference the required disclosure, or otherwise clearly identify the material incorporated by reference.

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement Filed April 29, 2009)

Compensation Discussion and Analysis

Performance-Based Incentive Compensation, page 26

5.   We note that you rely on "adjusted operating income" as a financial measure against which performance-based incentive compensation is determined in part. We note further that, based on the 2008 Management Bonus Plan on page 27, this non-GAAP financial measure is calculated subject to certain expenses and/or adjustments that are not specifically identified. Please note that where you rely on target levels that are non-GAAP financial measures, you must provide disclosure as to how the numbers are calculated from your audited financial statements. Please advise.

Item 13. Certain Relationships and Related Transactions, and Director Independence (Incorporated by Reference from Definitive Proxy Statement Filed April 29, 2009)

Related-Party Transactions, page 54

6.   We note the discussion regarding your policies with respect to transactions with related persons. We specifically note your statement that your executive officers and directors "are not permitted to make any investment, accept any position or benefits, participate in any transaction or business arrangement or otherwise act in a manner that creates or appears to create a conflict of interest," pursuant to your Code of Ethics, without full disclosure and prior written approval. It does not appear that you have described the material features of your policies, such as the standards to be applied in determining whether a transaction constitutes a reportable related-party transaction pursuant to Item 404(a) of Regulation S-K. Please refer to Item 404(b)(1)(ii) of Regulation S-K and advise. Tell us whether your policies and procedures are in writing and, if not, how such policies and procedures are evidenced.

Item 15. Exhibits, Financial Statement Schedules, page 81

7.   We note your inclusion of a disclaimer regarding the accuracy of, and investor use of, the information in agreements included as exhibits to your registration statement. Please tell us how you determined that this is consistent with your disclosure obligations, or amend your disclosure, as appropriate. Please note that general disclaimers regarding the accuracy and completeness of disclosure, or investor use of that information, may not be sufficient when you are aware of material contradictory information.

8. You state on page 23 that you "rely on one customer support vendor" for your Classmates Media and Communications businesses and you "are not equipped to provide the necessary support function in the event that this vendor becomes unable or unwilling to provide these services" to you. It appears that you may be substantially dependent upon this one customer support vendor. Please tell us how you determined that your agreements with this vendor are not required to be filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K or file the agreements.

9. We note that the credit agreements that were incorporated by reference in the Form 10-K did not contain all of the relevant schedules and exhibits to those agreements. Please file the schedules and exhibits in an amended Form 8-K or in your next Form 10-Q or advise.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 41

10. Your disclosures on page 16 indicate that beginning in the second quarter of 2009 you will be required to make prepayments of a portion on your term loans based on excess cash flow. Please tell us how you considered disclosing any known or reasonably likely cash requirements associated these prepayment obligations. See Section IV of SEC Release No. 33-8350.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jason Niethamer, Senior Staff Accountant, at (202) 551-3855, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453 or Maryse Mills-Apenteng, Legal Special Counsel at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief